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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

                      ADVANCED ENVIRONMENTAL SYSTEMS, INC.
                           (Name of Subject Company)

                             AES ACQUISITION CORP.
                      INDIRECT WHOLLY OWNED SUBSIDIARY OF

                             PHILIP SERVICES CORP.
                                   (Bidders)

                                  COMMON STOCK
                         (Title of class of securities)

                                  007949 10 0
                     (CUSIP Number of Class of Securities)
                                  COLIN SOULE
                             PHILIP SERVICES CORP.
                              100 KING STREET WEST
                             P.O. BOX 2440, LCD #1
                               HAMILTON, ONTARIO
                                 CANADA L8N 4J6
                                 (905) 521-1600
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                with a copy to:

                          CHRISTOPHER W. MORGAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            SUITE 1820, NORTH TOWER
                           BOX 189, ROYAL BANK PLAZA
                                TORONTO, ONTARIO
                                 CANADA M5J 2J4
                                 (416) 777-4700

                               DECEMBER 16, 1997
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE
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
            Transaction valuation* $1,200,463                           Amount of filing fee** $240
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

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 203,468,235 shares of Common Stock, par value $0.0001 per share, of Advanced Environmental Systems, Inc. (the "Company") (the "Shares") at $0.0059 net per Share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by AES Acquisition Corp. for such number of shares.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
   Amount Previously Paid: Not applicable.
   Form or Registration No.: Not applicable.
   Filing Party: Not applicable.
   Dated Filed: Not applicable.

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

CUSIP NO. 007949100
                                 14D-1 AND 13D

    1.      NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            AES Acquisition Corp.
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                                                             (a) [ ]
                                                                                             (b) [ ]
    3.      SEC USE ONLY
    4.      SOURCES OF FUNDS
            AF
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(e) OR 2(f).                                                                        [ ]
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
    7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            None
    8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                   [ ]
    9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
            None
   10.      TYPE OF REPORTING PERSON
            CO

CUSIP NO. 007949 10 0
                                 14D-1 AND 13D

    1.     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Philip Services Corp.
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [ ]
    3.     SEC USE ONLY
    4.     SOURCE OF FUNDS
           WC
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
           2(f).                                                                                    [ ]
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario
    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           328,199,280
    8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                     [ ]
    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
           Approximately 61.7% of the Shares outstanding as of
           December 15, 1997
   10.     TYPE OF REPORTING PERSON
           CO, HC

* On December 16, 1997, Parent, IST Acquisition Corp., an indirect wholly owned subsidiary of Parent ("IAC") and Industrial Services Technologies, Inc., a Colorado corporation ("IST") entered into an Agreement of Merger pursuant to which IAC will be merged with and into IST (the "IST Acquisition"), with IST continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent. As at December 16, 1997, IST owned 328,199,280 Shares, representing approximately 61.7% of the outstanding Shares. IST also owns all 36,248,080 outstanding shares of the Company's preferred stock, par value $0.0001 per share (the "Preferred Stock"). Each share of Preferred Stock is convertible into a Share at the option of the holder. The Purchaser's obligation to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any tendered Shares is conditioned on the completion of the IST Acquisition. It is expected that the IST Acquisition will be completed on or about December 30, 1997.

     This statement relates to a tender offer by AES Acquisition Corp., a New York corporation (the "Purchaser" and an indirect wholly owned subsidiary of Philip Services Corp., an Ontario corporation ("Parent")), to purchase all shares of Common Stock, par value $0.0001 per share (the "Shares") of Advanced Environmental Systems, Inc., a New York corporation, at $0.0059 per Share net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Advanced Environmental Systems, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 730 17th Street, Suite 712, Denver, Colorado 80202.

     (b) The information set forth in the Introduction to, and in Section 1, "Terms of the Offer," of, the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 7, "Price Range of the Shares; Dividends," of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by the Purchaser and Parent. The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser and Parent," and Schedule I, "Information Concerning the Directors and Executive Officers of Parent and the Purchaser," of, the Offer to Purchase is incorporated herein by reference.

     (a) - (d) and (g) The name, residence or business address, citizenship, present principal occupation or employment and material occupations during the last 5 years of each executive officer and director of the Purchaser and Parent is set forth in Schedule I of the Offer to Purchase.

     (e) and (f) During the last five years, neither the Purchaser, Parent nor any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, or finding any violation of federal or state securities laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction to, and in
Section 9, "Certain Information Concerning the Purchaser and Parent," and
Section 10, "Background of the Offer; Contacts with the Company," of, the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 13, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction to, and in Section 11, "Purpose of the Offer and the Merger," and Section 13, "Source and Amount of Funds," of, the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 6, "Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration," of the Offer to Purchase is incorporated herein by reference.

     Other than as set forth in the Introduction to, or the above-referenced sections of, the Offer to Purchase, Purchaser has no plans or proposals that relate to, or would result in, any transaction, change or other occurrence with respect to the Company or the Shares that is set forth in any of paragraphs (a) through (g) of Item 5 of the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction to, and in
Section 9, "Certain Information Concerning the Purchaser and Parent," and
Section 12, "The Merger Agreement; Stockholder Agreements," of, the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser and Parent," Section 10, "Background of the Offer; Contacts with the Company," and Section 12, "The Merger Agreement; Stockholder Agreements," of, the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16, "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent," including the financial statements and the notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction to, and in Section 11, "Purpose of the Offer and the Merger," and Section 12, "The Merger Agreement; Stockholder Agreements," of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in the Introduction to, and in
Section 15, "Certain Legal Matters; Regulatory Approvals," of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 6, "Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration," of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) Reference is hereby made to the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein by reference in their entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated December 24, 1997.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
(a)(7)     Text of Press Release, dated December 18, 1997, issued by
           Advanced Environmental Systems, Inc.
(b)        None.
(c)(1)     Agreement and Plan of Merger, dated as of December 15, 1997 among
           Philip Services Corp., AES Acquisition Corp. and Advanced
           Environmental Systems, Inc.
(c)(2) Form of Stockholder Agreement, dated as of December 15, 1997, among Philip Services Corp., AES Acquisition Corp., and the
           Selling Stockholders.
(c)(3)     Short Form Merger Option Agreement, dated as of December 15,
           1997, among Philip Services Corp., AES Acquisition Corp. and
           Advanced Environmental Systems, Inc.
(d)        None.
(e)        Not applicable.
(f)        None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1997                  AES ACQUISITION CORP.

                                          By: /s/ COLIN SOULE

                                            ------------------------------------
                                            Name: Colin Soule
                                            Title: Secretary

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1997                  PHILIP SERVICES CORP.

                                          By: /s/ COLIN SOULE

                                            ------------------------------------
                                            Name:  Colin Soule
                                            Title: Executive Vice President,
                                                   General Counsel and Secretary

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
-------    ----------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated December 24, 1997.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(7)     Text of Press Release, dated December 18, 1997, issued by Advanced Environmental
           Systems, Inc.
(b)        None
(c)(1)     Agreement and Plan of Merger, dated as of December 15, 1997 among Philip Services
           Corp., AES Acquisition Corp. and Advanced Environmental Systems, Inc.
(c)(2)     Form of Stockholder Agreement, dated as of December 15, 1997, among Philip
           Services Corp., AES Acquisition Corp., and the Selling Stockholders.
(c)(3)     Short Form Merger Option Agreement, dated as of December 15, 1997, among Philip
           Services Corp., AES Acquisition Corp. and Advanced Environmental Systems, Inc.
(d)        None.
(e)        Not applicable.
(f)        None.